[redacted]

AB 3/13

SECURITIES
Wa...
08030341

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC

SEC FILE NUMBER
8-67275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galileo Global Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Ten Rockefeller Plaza, Suite 1001
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Shapiro 212-332-6046 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Ave. 10th Fl. (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/19

OATH OR AFFIRMATION

I, James E. Shapiro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galileo Global Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

LESLIE R. KALWADISH
Notary Public, State of New York
No 31-4852847
Qualified in New York County
Commission Expires Feb. 10, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALILEO GLOBAL SECURITIES, LLC
(A wholly-owned subsidiary of Galileo Global Advisors, LLC)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

GALILEO GLOBAL SECURITIES, LLC
(A wholly-owned subsidiary of Galileo Global Advisors, LLC)

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

CONTENTS

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member
Galileo Global Securities, LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Galileo Global Securities, LLC, a wholly-owned subsidiary of Galileo Global Advisors, LLC, as of December 31, 2007 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Galileo Global Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hays & Company LLP

February 28, 2008
New York, New York

GALILEO GLOBAL SECURITIES, LLC
(A wholly-owned subsidiary of Galileo Global Advisors, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS		
Cash and cash equivalents	$	29,415
Accounts receivable		150,000
Other assets		535
	$	179,950
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Deferred income taxes, net	$	5,338
Commitments and contingencies (Notes 4, 5, 6 and 7)		
Member's equity		174,612
	$	179,950

The accompanying notes are an integral part of these financial statements.

GALILEO GLOBAL SECURITIES, LLC
(A wholly-owned subsidiary of Galileo Global Advisors, LLC)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007

Revenue		
Advisory fees	$	150,000
Other income		35,000
		185,000
Expenses		
Professional fees		32,070
Rent and utilities		17,383
General and administrative		2,089
		51,542
Income before provision for income taxes		133,458
Provision for income taxes		5,338
Net income	$	128,120

The accompanying notes are an integral
part of these financial statements.

GALILEO GLOBAL SECURITIES, LLC
(A wholly-owned subsidiary of Galileo Global Advisors, LLC)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

Balance, December 31, 2006 as previously reported	$	28,273
Prior period adjustment (Note 5)		(12,875)
Balance, December 31, 2006 as restated		15,398
Contributions from member		31,094
Net income, year ended December 31, 2007		128,120
Balance, December 31, 2007	$	174,612

The accompanying notes are an integral part of these financial statements.

GALILEO GLOBAL SECURITIES, LLC
(A wholly-owned subsidiary of Galileo Global Advisors, LLC)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities		
Net income	$	128,120
Adjustments to reconcile net income to net cash used in operating activities		
Deferred taxes		5,338
Changes in operating assets and liabilities		
Accounts receivable		(150,000)
Accounts payable		(2,117)
Net cash used in operating activities		(18,659)
Cash flows from financing activities		
Contributions received from member		31,094
Net increase in cash and cash equivalents		12,435
Cash and cash equivalents, beginning of year		16,980
Cash and cash equivalents, end of year	$	29,415

The accompanying notes are an integral part of these financial statements.

1 The Company

Organization

Galileo Global Securities, LLC (the "Company") was organized as a Limited Liability Company under the laws of the State of New York on November 10, 2005 and is a wholly owned subsidiary of Galileo Global Advisors, LLC ("GGA"). During 2006, the Company registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc ("NASD"), carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

The Company's business operates principally in the United States of America from its shared office facility located in New York, New York. The Company is a limited purpose broker / dealer authorized to provide senior-level, independent advice to corporations and governments in investment banking and international capital markets, mainly targeting companies with cross-border needs in the area of mergers and acquisitions and placement of private equity capital.

2 Significant accounting policies

Revenue recognition

Revenue, which consists principally of commissions on independent advice given on the area of mergers and acquisitions and placement of private equity capital, is recognized when earned and is no longer subject to renegotiation or refund.

During 2007, the Company received $35,000 as a one-time special payment from FINRA in connection with the NASD's consolidation with the New York Stock Exchange Member Regulation. This amount is included as other income in the accompanying statement of operations.

Income taxes

The Company files its income tax returns as a partnership, on the cash basis, consolidated with its parent company, GGA and is not subject to federal or state income taxes. Therefore, income or losses reflected on the consolidated income tax returns of GGA pass directly through to its member's individual income tax returns. A provision is made for local New York City Unincorporated Business Tax by GGA based on consolidated taxable income.

The Company records its provision for New York City Unincorporated Business Tax as amounts due to GGA based upon the estimated taxes that would be due if the Company had filed its income tax returns on a separate entity basis. Amounts due to GGA for current and deferred income taxes are included in the accompanying balance sheet.

2 Significant accounting policies (continued)

Deferred New York City Unincorporated Business Tax is recorded to reflect the tax consequences on future years for temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end. These deferred tax assets and liabilities are calculated based on the tax rates that are expected to be in effect when these temporary differences are expected to reverse. A valuation allowance is required against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized.

Temporary differences that give rise to deferred tax assets and liabilities at December 31, 2007 consist of timing differences related to the recognition of revenues.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Cash and cash equivalents

For the purpose of the statement of cash flows the Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents.

The Company has deposits with commercial financial institutions, which, at times, may exceed FDIC insured limits. Management periodically evaluates the credit worthiness of these institutions and has not experienced any losses on such deposits.

3 Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10:1. At December 31, 2007, the Company had net capital of $29,415, which was $24,415 in excess of its required minimum net capital of $5,000.

4 Related party transactions

GGA and the Company have entered into an expense sharing agreement. GGA shall pay all expenses related to salaries, benefits, and corporate payroll taxes, the use of furniture and fixtures and other fixed assets, the use of computer systems and networks and rent and utility expenses for leased or rented office space that is jointly occupied. The Company reimburses GGA at a rate of 5.91% of rent and utilities commencing May 1, 2007, previously 6.0%. This allocation is based upon the percentage of leased office space occupied by the Company relative to the total leased space.

The financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

5 Prior period adjustment

Retained earnings at the beginning of 2007 have been adjusted for start-up costs that were capitalized in error in prior years. The correction has no effect on the results of the current year's activities; however, the cumulative effect decreases beginning retained earnings for 2007 by $12,875. Had the error not occurred, net income for 2006 would have been decreased by $12,875.

6 Concentrations

All of the Company's accounts receivable at December 31, 2007 was due from a single customer and were collected subsequent to December 31, 2007.

7 Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

GALILEO GLOBAL SECURITIES, LLC
(A wholly-owned subsidiary of Galileo Global Advisors, LLC)

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL AND OTHER STATEMENTS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

NET CAPITAL		
Total members' equity	$	174,612
Allowable credits - deferred income tax liability		5,338
		179,950
Less non-allowable assets		
Accounts receivable		150,000
Other assets		535
		150,535
Net capital	$	29,415
Minimum net capital required (the greater of 6-2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	24,415
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$	29,415
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		-

There were no material differences between the above calculation of net capital and the net capital as reported in the Company's Part IIA of the FOCUS report on Form X-17A-5.

The Company claims the k(2)(i) exemptive provision to SEC Rule 15c3-3 (The Customer Protection Rule) and therefore is exempt from the reserve requirements and the possession and control requirements of the Rule.

The accompanying notes are an integral part of these financial statements.

Hays & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
JOHN A. BASILE, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Member of
Galileo Global Securities, LLC

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

In planning and performing our audit of the financial statements and supplemental schedules of Galileo Global Securities, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hays & Company LLP

February 28, 2008
New York, New York

END